Exhibit 99.2

Bright Scholar Education Holdings Limited

(Incorporated in the Cayman Islands with limited liability)

(NYSE: BEDU)

Proxy Statement for Extraordinary General Meeting (or any adjournment thereof) on February 10, 2023 at 10:00 a.m.,
Beijing Time (GMT+8) at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, the People’s Republic of China

Introduction

This Proxy Statement is furnished in connection with the solicitation by Bright Scholar Education Holdings Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares and Class B ordinary shares of the Company, par value US$0.00001 per share (collectively, the “Ordinary Shares”) to be exercised at the extraordinary general meeting of the Company (the “EGM”) to be held at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China on February 10, 2023 at 10:00 a.m., Beijing Time (GMT+8).

Only the holders of record of the Ordinary Shares at the close of business on January 17, 2023 (the “Record Date”) are entitled to notice of and to vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Each ADS represents four Class A ordinary shares.

The quorum of the EGM is two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all votes attaching to the total issued voting shares in the Company throughout the EGM.

Voting by Holders of ADSs

Holders of ADSs who wish to exercise their voting rights for the underlying Class A ordinary shares must act through The Bank of New York Mellon, the depositary of the Company’s ADS program (the “Depositary”). We have requested the Depositary to distribute to owners of record of ADSs at the close of business on the Record Date an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, the Depositary will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), the Depositary will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below. There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to the Depositary in a timely manner, in which case the Ordinary Shares underlying the holder’s ADSs may not be voted in accordance with such holder’s wishes. Holder of ADSs may be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Ordinary Shares represented by such holder’s ADSs, unless the Company has informed the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Ordinary Shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement. As the Company has indicated that it does not wish that a discretionary proxy be given in connection with the EGM, we urge you to give voting instructions to the Depositary.

Voting by Holders of Ordinary Shares

Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the form of proxy. Where the chairperson of the EGM acts as proxy and is entitled to exercise his or her discretion, he or she has indicated he or she will vote the shares FOR the resolutions. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by delivering a duly signed written notice of revocation to the Company’s principal executive offices at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China or (ii) by voting in person at the EGM.

To be valid, the form of proxy must be completed, signed and returned to the Company’s principal executive offices (to the attention of: Ms. Dongmei Li) at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China as soon as possible so that it is received by the Company not less than 48 hours before the time appointed for holding the EGM or any adjournment thereof.

PROPOSALS

REMOVAL OF DIRECTORS

At the EGM (or any adjournment thereof), shareholders will be asked to consider and, if thought fit, pass the following as ordinary resolutions:

“RESOLVED THAT, Junli He be removed as a director of the Company, effective the date hereof;

RESOLVED THAT, Peter Andrew Schloss be removed as a director of the Company and as a member of each of the audit committee, the compensation committee and the nominating and corporate governance committee of the board of directors of the Company, effective the date hereof;

RESOLVED THAT, Ronald J. Packard be removed as a director of the Company and as a member of the audit committee of the board of directors of the Company, effective the date hereof.”

The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and voting at the EGM will be required to approve this proposal by way of an ordinary resolution.